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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos

Sherry Haywood

Jeff Gordon

Kevin Stertzel

Re:	FIGS, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted on March 19, 2021

CIK No. 0001846576

Ladies and Gentlemen:

On behalf of our client, FIGS, Inc. (the “Company”), we are providing this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated April 15, 2021 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on March 19, 2021 (“Amendment No. 1”).

The Company is concurrently submitting Amendment No. 2 to Draft Registration Statement (“Amendment No. 2”), which reflects certain revisions to Amendment No. 1 in response to the Comment Letter as well as certain other changes. For your convenience, we are also providing by overnight delivery a courtesy package that includes copies of Amendment No. 2, marked to show changes to Amendment No. 1, as well as copies of this letter.

April 21, 2021

The numbered paragraphs in italics below set forth the Staff’s comments contained in the Comment Letter together with the response thereto. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Prospectus Summary, page 1

1.	Please revise your Prospectus Summary to provide a discussion of your multi-class capital structure.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 2.

Industry and Market Data, page 57

2.	Please elaborate on the data behind your NPS. For example, please disclose the sample size that the score was derived from and the time period for which the score was obtained.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 77

3.

Please revise your disclosure on page 78 to provide a more robust discussion of the changes in operating cash flows for each of the periods presented. Your revised disclosure should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 2.

April 21, 2021

Critical Accounting Policies and Estimates

Common Stock Valuations, page 81

4.	Please provide us an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction,

•	Identify the parties, including any related parties;

•	The nature of the consideration;

•

The fair value and your basis for determining the fair value, and indicate whether the fair value was contemporaneous or retrospective. To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price; and

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Response:

The Company respectfully acknowledges the Staff’s comment and set forth below is an analysis of all equity issuances which have occurred since January 1, 2019 through the date hereof. This analysis augments the discussion of stock-based compensation set forth on pages 81 and 82 of Amendment No. 2. The Company respectfully advises the Staff that, once an anticipated IPO price range is available, it will submit an updated response to this comment, reconciling the fair values it has used for equity transactions to the fair value indicated by the anticipated IPO price range.

The Company periodically grants stock options and restricted stock unit (“RSU”) awards to certain of its employees, including its executive officers and consultants. Stock-based compensation expense related to stock-based awards is recognized based on the fair value of the awards granted. As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock underlying such awards has been determined by the Board as of each grant date, with input from management, consideration of periodic independent third-party valuations of the common stock as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant, including as applicable:

•	the prices at which the Company’s common stock was sold in secondary transactions;

•	the Company’s results of operations, financial position and capital resources;

•	industry outlook;

•	the lack of marketability of the Company’s common stock;

April 21, 2021

•	the fact that the Company’s stock option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, given prevailing market conditions;

•	the history and nature of the Company’s business, industry trends, and competitive environment; and

•	general economic outlook, including economic growth, inflation and unemployment, interest rate environment and global economic trends.

The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”). The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In valuing the Company’s common stock, the independent third-party valuations determined the enterprise value of the Company using combinations of market and income approaches with input from management, which are described as follows:

•

The market approach, using the guideline public companies method, estimates value based on a comparison of the Company to comparable public companies in a similar line of business and generally applies representative revenue and EBITDA multiples from a peer group of companies in similar lines of business to the Company’s forecasted revenue and EBITDA. The Company’s peer group of companies was selected based on operational and economic similarities to the Company and factors included, but were not limited to, industry, business model, operations, geographic presence, financial size and performance, stock liquidity and management recommendations regarding most similar companies. From time to time, the set of comparable companies has been updated as new or more relevant information became available.

•

The income approach, using the discounted cash flow method, estimates the fair value based on the expectation of future cash flows that the Company will generate and then discounts those cash flows to present value.

Once an enterprise value was determined, the enterprise value was then allocated to the Company’s common stock using one or more of the following methods:

•

Option Pricing Method (the “OPM”). The OPM allocates a company’s equity value among various capital investors, taking into account any liquidation preferences, participation rights, dividend policy and conversion rights.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the fair value per share based on the probability- weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each class of equity. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome.

April 21, 2021

In addition, the certain valuations also considered the relative size of any private secondary transactions compared to the Company’s fully diluted capitalization, as well as the facts and circumstances of each transaction to determine the extent to which such transaction represented a fair value exchange. Factors considered included transaction value, timing, whether the transaction occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information. A private, arms-length secondary sale of the Company’s common stock was completed in October 2020 by the Company’s majority shareholder, the Company’s Co-CEOs Ms. Hasson and Ms. Spear, and certain other employees to non-affiliate, third-party investors at a price per share of approximately $76.93 (the “October 2020 Secondary Sale”).

Lastly, a discount for lack of marketability (“DLOM”) was applied as appropriate in order to reflect the lack of a recognized market for the Company’s common stock and the fact that a non-controlling equity interest may not be readily transferable. The DLOM was estimated based on, among other factors, put option models, the nature of the Company’s operations and related risks, and the severity of the restrictions on liquidity of the Company’s common stock.

The following table summarizes information related to stock-based compensation awards granted since January 1, 2019 through the date hereof:

Grant Date	Type of Award	Number of Shares Underlying Equity Awards Granted	Option Exercise Price Per Share	Estimated Fair Value Per Share	Retrospective Estimated Fair Value Per Share for ASC 718 Financial Reporting Purposes (1)
May 13, 2019	Stock Options	33,680	$4.10	$4.10	N/A
October 9, 2019	Stock Options	41,000	$4.13	$4.13	N/A
June 26, 2020	Stock Options	172,168	$4.13	$4.13	$29.35
June 26, 2020	RSUs to Co-CEOs(2)	601,160	N/A	$4.13	$40.61
September 16, 2020	Stock Options	40,400	$7.31	$7.31	$45.09
September 16, 2020	Stock Options to Co-CEOs(2)	2,274,680	$45.88	$7.31	$63.59
December 26, 2020	Stock Options	162,190	$54.20	$54.20	N/A
December 31, 2020	Stock Options	231,468	$54.20	$54.20	N/A
March 16, 2021	Stock Options	94,985	$83.84	$83.84	$102.52
March 17, 2021	Stock Options	3,029	$83.84	$83.84	$102.52

(1)

In light of the subsequent October 2020 Secondary Sale, the Company determined to retrospectively reassess the fair value of the June 2020 and September 2020 stock option grants for ASC 718 purposes financial reporting purposes. In addition, the Company determined to retrospectively reassess the fair value of the March 2021 grants for ASC 718 financial reporting purposes due to the proximity of such grants to the submission of Amendment No. 1 to the Staff indicating further progress toward a potential IPO.

(2)	Denotes stock options or RSUs awarded to the Company’s Co-CEOs, Ms. Hasson and Ms. Spear.

April 21, 2021

May 2019 Stock Option Grants

The Board determined the fair value of the Company’s common stock to be $4.10 per share as of the May 13, 2019 grant date and granted to the Company’s employees stock options to purchase an aggregate of 33,680 shares of common stock with an exercise price of $4.10 per share. The determination of fair value was based, in part, on a valuation report provided by an independent third-party valuation firm dated May 14, 2018 (the “May 2018 Valuation”) as well as other objective and subjective factors it deemed relevant as of the grant date. The Board determined that no material events affecting the Company, its business or financial results had occurred since the date of the May 2018 Valuation to the date of the grants. In determining the enterprise value, the May 2018 Valuation applied the guideline public companies method. The May 2018 Valuation then relied on the OPM Method to allocate the Company’s equity value. After applying a DLOM of 30%, the resulting fair value of common stock was determined to be $4.10 per share.

October 2019 Stock Option Grants

The Board determined the fair value of the Company’s common stock to be $4.13 per share as of the October 9, 2019 grant date, and granted to the Company’s employees and consultants stock options to purchase an aggregate of 41,000 shares of common stock with an exercise price of $4.13 per share. The determination of fair value was based, in part, on a valuation report provided by an independent third-party valuation firm dated June 30, 2019 (the “June 2019 Valuation”) as well as other objective and subjective factors it deemed relevant as of the grant date. The Board determined that no material events affecting the Company, its business or financial results had occurred since the date of the June 2019 Valuation to the date of the grants. In determining the enterprise value, the June 2019 Valuation applied the guideline public companies method. The June 2019 Valuation then relied on the OPM Method to allocate the Company’s equity value. After applying a DLOM of 30%, the resulting fair value of common stock was determined to be $4.13 per share.

June 2020 Stock Option Grants

The Board determined the fair value of the Company’s common stock to be $4.13 per share as of the June 26, 2020 grant date and granted to the Company’s employees and consultants stock options to purchase an aggregate 172,168 shares of common stock with an exercise price of $4.13 per share. The determination of fair value was based, in part, on the June 2019 Valuation, which is described above, as well as other objective and subjective factors it deemed relevant as of the grant date.

As a result of the subsequent October 2020 Secondary Sale, the Company determined to retrospectively reassess the fair value of the June 2020 grants for ASC 718 purposes. The Company retrospectively determined the fair value of the Company’s common stock to be $29.35 per share as of June 26, 2020 based on a valuation report prepared by an independent third-party valuation firm for purposes of calculating stock-based compensation expense pursuant to ASC 718 (the “June 2020 Retrospective Valuation”). In determining the enterprise value, the June 2020 Retrospective Valuation applied a 50% weighting to the guideline public company method and a 50% weighting to the discounted cash flow method. The June 2020 Retrospective Valuation then relied on the OPM Method to allocate the Company’s equity value. After applying a DLOM of 27.7%, the resulting fair value of common stock was determined to be $29.35 per share for ASC 718 purposes.

April 21, 2021

June 2020 Co-CEO RSU Grants

On June 26, 2020, the Board granted an aggregate of 601,160 RSUs to the Company’s Co-CEOs, Ms. Hasson and Ms. Spear. Similar to the June 2020 stock option grants, as a result of the subsequent October 2020 Secondary Sale, the Company determined to retrospectively assess the fair value of the June 2020 RSU grants. The Company retrospectively determined the fair value of the Company’s common stock for purposes of calculating stock-based compensation expense based, in part, on the June 2020 Retrospective Valuation, which is described above. In addition, in light of certain contractual tag-along rights held by Ms. Hasson and Ms. Spear pursuant to the Company’s Amended and Restated Stockholders’ Rights Agreement (the “Tag-Along Rights”) and the potential additional liquidity afforded by such rights, the Company determined not to apply a DLOM in determining the fair value of the shares underlying the June 2020 RSU grants. As a result, the fair value of the common stock underlying such awards was determined to be $40.61 per share for purposes of calculating stock-based compensation expense pursuant to ASC 718.

September 2020 Stock Option Grants

The Board determined the fair value of the Company’s common stock to be $7.31 per share as of the September 16, 2020 grant date and granted to the Company’s employees and consultants stock options to purchase an aggregate of 40,400 shares of common stock with an exercise price of $7.31 per share. The determination of fair value was based, in part, on a valuation report provided by an independent third-party valuation firm dated June 29, 2020 (the “June 2020 Valuation”) as well as other objective and subjective factors it deemed relevant as of the grant date. In determining the enterprise value, the June 2020 Valuation applied a 50% weighting to the guideline public company method and a 50% weighting to the discounted cash flow method. The June 2020 Valuation then relied on the OPM Method to allocate the Company’s equity value. After applying a DLOM of 30%, the resulting fair value of common stock was determined to be $7.31 per share. The primary reason for the increase in the fair value per share in the June 2020 Valuation as compared to the June 2019 Valuation was an increase in the Company’s revenues, which exceeded previous forecasts of the trailing 12 months, increased positive financial performance, as well as the accomplishment of key Company milestones, including expansion into new product categories and the launch of serving international customers.

As a result of the subsequent October 2020 Secondary Sale and the proximity of such sale to the September 2020 grants, the Company determined to retrospectively reassess the fair value of the September 2020 grants for ASC 718 purposes. The Company retrospectively determined the fair value of the Company’s common stock to be $45.09 per share as of September 16, 2020 based on a valuation report prepared by an independent third-party valuation firm for purposes of calculating stock-based compensation expense pursuant to ASC 718 (the “September 2020 Retrospective Valuation”). In determining the enterprise value, the September 2020 Retrospective Valuation applied a 50% weighting to the guideline public company method and a 50% weighting to the discounted cash flow method. The September 2020 Retrospective Valuation then relied on the OPM Method to allocate the Company’s equity value. After applying a DLOM of 29%, the resulting fair value of common stock was determined to be $45.09 per share for ASC 718 purposes.

April 21, 2021

September 2020 Co-CEO Stock Option Grants

On September 16, 2020, the Board granted to the Co-CEOs, Ms. Hasson and Ms. Spear, stock options to purchase an aggregate of 2,274,680 shares of common stock with an exercise price of $45.88 per share. The Board determined to grant such options at an exercise price in excess of the June 2020 Valuation to further incentivize the co-CEOs to increase the value of the Company.

Similar to the September 2020 employee grants, as a result of the subsequent October 2020 Secondary Sale and the proximity of such sale to the September 2020 Co-CEO grants, the Company determined to retrospectively reassess the fair value of the September 2020 Co-CEO grants for ASC 718 purposes. The Company retrospectively determined the fair value of the Company’s common stock for purposes of calculating stock-based compensation expense based on the September 2020 Retrospective Valuation, which is described above. In addition, in light of the Tag-Along Rights held by Ms. Hasson and Ms. Spear, the Company determined not to apply a DLOM in determining the fair value of the shares underlying the September 2020 Co-CEO grants. As a result, the fair value of the common stock underlying such awards was determined to be $63.59 per share for purposes of calculating stock-based compensation expense pursuant to ASC 718.

December 2020 Stock Option Grants

The Board determined the fair value of the Company’s common stock to be $54.20 per share as of each of the December 26, 2020 and December 31, 2020 grant dates, and granted to the Company’s employees and consultants stock options to purchase an aggregate of 162,190 shares and 231,468 shares of common stock, respectively, with an exercise price of $54.20 per share. The determination of fair value was based, in part, on a valuation report provided by an independent third-party valuation firm dated October 23, 2020 (the “October 2020 Valuation”) as well as other objective and subjective factors it deemed relevant as of each grant date. The Board determined that no material events affecting the Company, its business or financial results had occurred since the date of the October 2020 Valuation to the date of the grants. The October 2020 Valuation applied a 100% weighting to the price of approximately $76.93 used in the October 2020 Secondary Sale. After applying a DLOM of 29.5%, the resulting fair value of common stock was $54.20 per share. The primary reason for the increase in the fair value per share in the October 2020 Valuation as compared to the June 2020 Valuation was the completion of the October 2020 Secondary Sale, which was a private, arms-length, third-party secondary sale, along with continued sustained improvement in the Company’s financial performance.

April 21, 2021

March 2021 Stock Option Grants

The Board determined the fair value of the Company’s common stock to be $83.84 per share as of each of the March 16, 2021 and March 17, 2021 grant dates, and granted to the Company’s employees and consultant stock options to purchase an aggregate of 94,985 shares and 3,029 shares of common stock, respectively, with an exercise price of $83.84 per share. The determination of fair value was based, in part, on a valuation report provided by an independent third-party valuation firm dated February 1, 2021 (the “February 2021 Valuation”) as well as other objective and subjective factors it deemed relevant as of each grant date. The February 2021 Valuation relied on a PWERM to allocate the Company’s equity value. A potential IPO scenario was weighted 20% and the remain private scenario was weighted 80%. Under the remain private scenario, the February 2021 Valuation determined the enterprise value by applying a 50% weighting to the guideline public company method and a 50% weighting to the discounted cash flow method, and then relied on the OPM Method to allocate the Company’s equity and applied a DLOM of 29.6%. Under the IPO scenario, a DLOM of 11.6% was applied. The resulting fair value of common stock was $83.84 per share. The primary reasons for the increase in the fair value per share in the February 2021 Valuation as compared to the October 2020 Valuation was the Company’s progress toward a potential IPO and considerable financial performance progress. The Company had taken several steps toward a potential IPO since December 2020, including strengthening its management team through several key hires aimed toward preparedness for operating as a public company, engaging in discussions with and selecting lead underwriters, and holding its organizational meeting for the potential offering in February 2021. The change in valuation methodology to the use of OPM and PWERM and the weighting of 20% applied to a potential IPO scenario, reflected the Company’s improved visibility into the timing of a potential IPO, but still considered the uncertainty around valuation if the Company remains private.

In light of the Company’s subsequent submission of Amendment No. 1 to the Staff on March 19, 2021 and the proximity of such submission to the March 2021 grants, the Company determined to retrospectively reassess the fair value of the March 2021 grants for ASC 718 purposes. The Company retrospectively determined the fair value of the Company’s common stock to be $102.52 per share as of March 16, 2021 and March 17, 2021 for purposes of calculating stock-based compensation expense based on the February 2021 Valuation, along with doubling the probability weighting from 20% to 40% for a potential IPO scenario under PWERM due to the continued progress toward IPO, including submission of Amendment No. 1 to the Staff.

The Company believes that the fair values determined by the Board for the common stock underlying each equity award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value of the Company’s common stock at each grant date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide.

Registration Rights, page 133

5.

You disclose here and on page 45 that holders of outstanding shares of your common stock will be entitled to registration rights subject to lock-up agreements entered into in connection with this offering. Please disclose whether you anticipate any maximum cash penalties related to the registration rights and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

April 21, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 150 of Amendment No. 2.

* * *

April 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.

Trina Spear, Co-Chief Executive Officer, FIGS, Inc.

Jeffrey Lawrence, Chief Financial Officer, FIGS, Inc.

Ian Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Young, Cooley LLP